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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 000-26047
                                                                       ---------

                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
                  [ ] Form 10-N-SAR

For Period Ended: September 30, 1999
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:___________________________________ .

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: tvtravel.com, Inc.

Former Name If Applicable: Realm Production and Entertainment, Inc.

Address of Principal Executive Office (Street and Number): 428 West Sixth Avenue

City, State and Zip Code:  Vancouver, British Columbia V5Y1L2

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As disclosed in the Form 8-K filed November 5, 1999, tvtravel.com, Inc. (the "Company") recently completed a significant transaction which utilized many Company resources. In connection with this transaction, the officers, directors and management of the Company changed.

     Due to the focus of the Company on the recent transaction, together with the changes in the Company's officers, directors and management, the Company is of the opinion that to complete the Form 10-QSB within the prescribed time would involve unnecessary expense and effort.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Daniel Hunter, Chief Executive Officer       604                   801-5566
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(Name)                                   (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               tvtravel.com, Inc.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:        November 16, 1999                By: /s/ Daniel Hunter
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                                              Daniel Hunter
                                              Chief Executive Officer